May 5, 2006

Mail Stop 3561

Mr. Gregory M. Bolingbroke
Senior Vice President, Finance
MacDermid, Incorporated
1401 Blake Street
Denver, CO 80202

> **Re:** **MacDermid, Incorporated**
> **Form 10-K for the year ended December 31, 2005**
> **Form 8-K dated April 27, 2006**
> **File No.001-13889**

Dear Mr. Bolingbroke:

We have limited our review of the above referenced filings to those issues we have addressed in our comments and we do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Item 9A: Controls and Procedures

1. We note you carried out an evaluation required by Rules 13a-15 and 15d-15 as to the effectiveness of your disclosure controls and procedures as defined in Rule 13a-15 and 15d-15 under the Exchange Act. Please confirm that your conclusions were based on your evaluation of the effectiveness of your disclosure controls and

Mr. Gregory M. Bolingbroke
MacDermid, Incorporated
Page 2

procedures as of the end of the period covered by the report. Revise your disclosure accordingly in future filings.   See our previous letter to you dated September 15, 2004 and Item 307 of Regulation S-K.

2. Please confirm, if so, that your disclosure controls and procedures are designed to ensure that information required to be disclosed by you in the reports that you file is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. You indicate that management is alerted only to material information required to be disclosed and it is not clear if your reference to "material" means that the information provided to management has been limited. In future filings, please revise your disclosure to clarify that information required to be disclosed is accumulated and communicated to management to allow timely decisions regarding required disclosure.

3. We note you identified certain internal control issues and have planned improvements however it is not evident from your disclosure if there were actually any changes. Please tell us and in future filings disclose if there were any changes in your internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K.

Financial Statements

Note 9. Debt and Capital Leases
Note 19. Guarantor Financial Information

4. Please provide all of the disclosures required by Rule 4-08(e) of Regulation S-X and address the following specific comments, or clarify for us why the disclosure is not applicable. Show us what your revised disclosure will look like in future filings.

5. We note that pursuant to the Senior Subordinated Notes agreement, you are limited to "certain" defined restricted payments. Please revise to disclose if the payment of dividends is one of the certain defined restricted payments and if so, disclose the amount of retained earnings or net income restricted or free of restrictions. See Rule 4-08(e)(1) of Regulation S-X.

6. Please expand your disclosure to explain your reference to the "restricted" subsidiaries. In this regard, please indicate if the net assets of these domestic subsidiaries are restricted and may not be transferred to the parent in the form of loans, advances or cash dividends without the consent of a third party.

7. Please provide disclosure explaining the distinction between the nonguarantor subsidiaries and unrestricted nonguarantor subsidiaries. If there are restrictions on the transfer of funds which require the consent of a third party such as a foreign government, please disclose those restrictions.

Form 8-K dated April 27, 2006

8. Please clarify the method previously used and the method now being used to translate the foreign currency for your overseas Goodwill and Other Intangible Assets. Your policy states that assets and liabilities of your foreign subsidiaries are translated into U.S. dollars using foreign currency exchange rates prevailing as of the balance sheet date. Please tell us if the goodwill and other intangible assets of your foreign subsidiaries were not included in the remeasurement at each balance sheet date.

9. We note you are currently reviewing the affect on prior years to determine if any adjustment is required to prior period balance sheets. Please tell us what consideration you have given to the impact on your impairment tests including the Canning trademarks and debt covenants.

*   *   *   *

Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any other questions.

Sincerely,

Michael Moran
Branch Chief